SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 May 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

           Item

No. 1
Regulatory News Service Announcement, dated 02 May 2017

              re: Directorate Change

2 May 2017

LLOYDS BANKING GROUP:  DIRECTOR CHANGES

Lloyds Banking Group plc (the "Group") is pleased to announce the appointment of James  Lupton as an independent, Non-Executive Director with effect from 1 June 2017. Lord Lupton will join the Board's Risk and Audit committees. He has also been appointed Chairman designate of the Lloyds Non Ring-fenced Bank which is in the process of being established, subject to regulatory approval.

Commenting on the appointment, Lord Blackwell, Chairman of Lloyds Banking Group, said: "I am delighted to welcome James to the group, bringing not just his experience of UK Banking and Capital markets, but also his extensive corporate advisory experience which will be of particular value to our overall Commercial Banking activities.  We look forward very much to working with him both on the Group Board and in establishing strong governance and risk management for our Non Ring-fenced Bank."

BIOGRAPHICAL DETAILS

Lord Lupton has extensive experience in advising financial institutions and international  businesses on major strategic issues and financial market transactions. He co-founded the London office of Greenhill & Co, an international corporate advisory firm, in 1998 and most recently has acted as Chairman of Greenhill Europe. He had previously been Deputy Chairman of Baring Brothers International Limited, having initially qualified as a solicitor with Lovell, White and King.

Lord Lupton is announcing today that he is stepping down as Chairman of Greenhill Europe prior to taking up his role with Lloyds, and is moving to a part time role as a Senior Adviser with Greenhill.

Lord Lupton CBE is a former National Treasurer of the Conservative Party and was appointed a life peer in 2016.

There is no other information to be disclosed under paragraph 9.6.13R of the Listing Rules.

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 02 May 2017